Exhibit 3.1

AMENDMENT NO. 2 TO AMENDED AND RESTATED BY-LAWS

OF

ENZO BIOCHEM, INC.

(a New York corporation)

Article I, Section 8 of the Amended and Restated By-Laws of Enzo Biochem, Inc. is hereby amended and replaced with the following:

Section 8. Order of Business. The order of business at all meetings of the shareholders shall be as determined by the chairman of the meeting. The Board may adjourn or postpone any shareholder meeting from time to time whether or not a quorum is present at such meeting.

* * *